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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .]

UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the nine months ended September 30, 2002

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended September 30,
	2001	2002	2002
	Euro	Euro	USD
Revenues:
Product sales	88 972	170 485	168 422
Technology development and other services	582	534	528

	89 554	171 019	168 950
Cost of revenues:
Product sales	70 094	115 918	114 515
Technology development and other services	1 231	1 431	1 414

	71 325	117 349	115 929

Gross profit	18 229	53 670	53 021
Operating expenses:
Research and development	9 162	14 870	14 690
Sales and marketing	3 320	5 144	5 082
General and administrative	3 767	6 632	6 552
Amortization of goodwill	69	—	—
Amortization of deferred stock-based compensation	431	428	423

Total operating expenses	16 749	27 074	26 747

Operating income	1 480	26 596	26 274

Interest income, net	951	787	777
Foreign exchange gain	1 243	981	969

Total financial income	2 194	1 768	1 746

Income before minority interests and income taxes	3 674	28 364	28 020
Minority interests (benefit)	(324)	(242)	(239)

Income before income taxes	3 998	28 606	28 259
Income tax expense (benefit)	(223)	11 310	11 173

Net income	4 221	17 296	17 086

Basic net income per share	0.29	1.16	1.14

Diluted net income per share	0.27	1.11	1.10

Number of shares used for computing:
—basic net income per share	14 718 631	14 971 841	14 971 841
—diluted net income per share	15 384 206	15 530 516	15 530 516

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

		Nine months ended September 30,
	Year ended December 31, 2001
		2001	2002	2002
	Euro	Euro	Euro	USD
Revenues:
Product sales	317,571	212,632	414,595	409,578
Technology development and other services	5,093	4,717	1,060	1,047

	322,664	217,349	415,655	410,625
Cost of revenues:
Product sales	254,658	173,550	291,488	287,961
Technology development and other services	4,718	3,039	3,273	3,233

	259,376	176,589	294,761	291,194

Gross profit	63,288	40,760	120,894	119,431
Operating expenses:
Research and development	32,634	22,451	42,467	41,953
Sales and marketing	12,416	8,487	14,216	14,044
General and administrative	13,297	9,833	17,352	17,142
Amortization of goodwill	278	209	—	—
Amortization of deferred stock-based compensation	1,711	1,293	1,283	1,267

Total operating expenses	60,336	42,273	75,318	74,406

Operating income (loss)	2,952	(1,513)	45,576	45,025

Interest income, net	3,827	3,032	2,004	1,980
Foreign exchange gain (loss)	142	330	(7,150)	(7,063)
Provision for loss on long-term investments	(716)	—	—	—

Total financial income (loss)	3,253	3,362	(5,146)	(5,083)

Income before minority interests and income taxes	6,205	1,849	40,430	39,942
Minority interests (benefit)	(804)	(573)	(295)	(291)

Income before income taxes	7,009	2,422	40,725	40,233
Income tax expense (benefit)	(2,299)	(686)	9,878	9,758

Net income	9,308	3,108	30,847	30,475

Basic net income per share	0.63	0.21	2.07	2.04

Diluted net income per share	0.61	0.20	2.00	1.97

Number of shares used for computing:
—basic net income per share	14,726,647	14,714,726	14,905,968	14,905,968
—diluted net income per share	15,359,226	15,405,702	15,451,423	15,451,423

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

		At September 30,
	At December 31, 2001
		2002	2002
	Euro	Euro	USD
ASSETS
Current assets:
Cash and cash equivalents	128,972	134,337	132,712
Short-term investments	3,008	13,599	13,434
Accounts receivable, net	46,219	65,644	64,850
Inventory, net	13,858	48,000	47,419
Value added tax recoverable	22,251	3,159	3,121
Prepaid expenses and other current assets	12,720	6,419	6,341
Deferred tax assets	—	2,728	2,695

Total current assets	227,028	273,886	270,572
Property and equipment, net	15,666	25,842	25,529
Goodwill, net	5,716	5,135	5,073
Long-term investments	3,476	14,037	13,867
Other assets	8,061	6,475	6,397
Deferred tax assets	—	5,624	5,556

Total assets	259,947	330,999	326,994

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	111,926	114,421	113,037
Accrued compensation	5,755	5,750	5,680
Other accrued expenses	15,525	36,122	35,685
Current portion of loans	488	82	81
Current portion of capitalized lease obligations	201	144	142
Deferred revenue and advances received from customers	2,648	4,064	4,015
Other liabilities	521	13,922	13,754

Total current liabilities	137,064	174,505	172,393
Long-term portion of capitalized lease obligations	228	323	319
Other long-term liabilities	410	1,019	1,007

Total long-term liabilities	638	1,342	1,326
Minority interests	361	65	64
Shareholders' equity:
Shares, Euro 1 nominal value, 15,003,948 shares issued and outstanding at September 30, 2002 (14,810,614 at December 31, 2001)	14,811	15,004	14,822
Additional paid-in capital	135,013	135,547	133,907
Deferred compensation	(2,990)	(1,250)	(1,235)
Retained earnings (deficit)	(25,673)	5,174	5,111
Cumulative translation adjustment	723	612	605

Total shareholders' equity	121,884	155,087	153,210

Total liabilities and shareholders' equity	259,947	330,999	326,994

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

		At September 30,
	At December 31, 2001
		2002	2002
	Euro	Euro	USD
Cash flows from operating activities:
Net income	9,308	30,847	30,475
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization of property and equipment	5,042	7,700	7,607
Provision for loss on long-term investments	716	—	—
Amortization of goodwill	278	—	—
Amortization of deferred stock-based compensation	1,711	1,741	1,720
Minority interests	(804)	(295)	(291)
Net increase (decrease) in cash from working capital items	33,747	5,378	5,313

Net cash provided by operating activities	49,998	45,371	44,824

Cash flows from investing activities:
Acquisition of Iconn Wireless	(4,719)	—	—
Final payment on Arguin acquisition	462	—	—
Disposal (acquisition) of short-term investments	23,799	(10,591)	(10,463)
Acquisition of long term investments	(113)	(10,561)	(10,433)
Purchases of property and equipment	(10,330)	(17,886)	(17,670)
Proceeds from sale of property and equipment	—	139	137

Net cash provided (used) by investing activities	9,099	(38,899)	(38,429)

Cash flows from financing activities:
Net decrease in overdrafts and lines of credit	(529)	—	—
Repayment of loans	(146)	(407)	(402)
Principal payments on capital lease obligations	(815)	(184)	(182)
Exercise of stock options and founders' warrants	386	727	718

Net cash provided (used) by financing activities	(1,104)	136	134
Effect of exchange rate changes on cash and cash equivalents	1,755	(1,243)	(1,228)

Net increase in cash and cash equivalents	59,748	5,365	5,301
Cash and cash equivalents, beginning of period	69,224	128,972	127,411

Cash and cash equivalents, end of period	128,972	134,337	132,712

UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of euro, except share data)

	Shares					Accumulated Other Comprehensive Income
			Additional paid in capital	Deferred Compensation	Retained Earnings (Deficit)		Total Shareholders' Equity
	Number	Amount
Balance at December 31, 2001	14,810,614	€14,811	€135,013	€(2,990)	€(25,673)	€723	€121,884
Amortization of deferred compensation				1,740			1,740
Issuance of shares in connection with the exercise of founders' warrants and options	193,334	193	534				727
Comprehensive income:
Net income					30,847		30,847
Foreign currency translation						(111)	(111)

Total comprehensive income					30,847	(111)	30,736

Balance at September 30, 2002	15,003,948	€15,004	€135,547	€(1,250)	€5,174	€612	€155,087

Balance at September 30, 2002 (in thousands of US dollars)	15,003,948	$14,822	$133,907	$(1,235)	$5,111	$605	$153,210

See notes to unaudited condensed financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

1.    Basis of Presentation and Changes in Accounting Principles

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These condensed consolidated financial statements should be read in conjunction with Wavecom's audited consolidated financial statements and footnotes thereto included in Company's annual report on Form 20-F for the year ended December 31, 2001.

Convenience translation

        The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euro at the Noon Buying Rate in New York on September 30, 2002, which was $0.9879 for each euro.

Goodwill amortization

        In accordance with Financial Accounting Standards Board statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company ceased amortizing goodwill on a straight-line basis as of January 1, 2002. Goodwill will be tested for impairment on an annual basis and whenever indicators of impairment arise. No impairment losses have been identified by Wavecom at September 30, 2002.

2.    Concentration of Risk

        Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

        Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom's cash is held principally in euros and United States dollars and concentrated primarily in three major banks in Paris.

        As of September 30, 2002, Wavecom sub-contracts the manufacturing and assembly of its products to three supplies located in France, Romania and recently in China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers should be unable to meet Wavecom's requirements.

        Wavecom sells its products to customers in a variety of industries principally in Asia/Pacific, Europe, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management's expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit as collateral in certain circumstances.

        Accounts receivable (before allowance for doubtful accounts) at September 30, 2002 and December 31, 2001 totaled €65,875,000 and €46,547,000 respectively.

        A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands):

	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance
Year ended December 31, 2001	477	164	313	328
Nine months ended September 30, 2002	328	11	108	231

        For the year ended December 31, 2001 and for the nine-month periods ended September 30, 2002 and 2001, certain customers represented revenues in excess of 10% of Wavecom's total consolidated revenues. The amounts of annual and for the first nine months of 2002 revenues, and corresponding year-end and nine-month periods ended September 30, 2002 amounts receivable, from these customers were as follows (in thousands):

	December 31, 2001		September 30, 2001		September 30, 2002
	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable
Customer A	€106,162	€15,817	€61,222	€17,480	€278,597	€44,514
Customer B	114,130	12,780	80,917	5,776	39,378	1,486

        Sales to customers by geographic region are summarized as follows (in thousands):

		Nine months ended September 30,
	Year ended December 31, 2001
		2001	2002
China	€126,860	€77,137	€294,322
Korea	114,180	80,930	41,029
Rest of Asia	28,662	19,645	7,180
Europe	43,821	31,899	42,205
Americas	3,509	2,532	22,714
Rest of world	5,632	5,206	8,205

	€322,664	€217,349	€415,655

        Geographic region is determined by the point of origination of the customer's invoice and may not indicate the final destination of product usage.

        At December 31, 2001 and September 30, 2002, Wavecom had amounts of €83,680,000 and €111,584,000 respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates.

3.    Inventory

        Components of inventory are:

	December 31, 2001	September 30, 2002
	(in thousands)
Purchased components and raw materials	€70	€32,681
Finished goods	15,785	24,509

	15,855	57,190
Provision for obsolete inventory	1,997	9,190

	€13,858	€48,000

        The increase of components inventory is due to a change in accounting. At the end of June 2002, Wavecom amended the contract with one of its contract manufacturer to reflect its increased role in negotiating terms and conditions directly with component suppliers, as well as the overall evolution of Wavecom industrial and purchasing organization. As a result of the changes in the contract terms, Wavecom believes that it bears the essential of the risk of ownership of the components to be used for the products, although these components continue to be legally owned by the contract manufacturer. Therefore, the balance sheet at September 2002 end includes as an asset this stock of components, with a corresponding liability to the contract manufacturer.

4.    Long term investments

        A new bank guarantee of €13,110,000 was issued in July 2002 in favor of the owner of newly-leased office space, in order to secure annual lease payments (a previous one of €2,868,000 was issued in December 2000). At September 2002, investments in commercial paper have been pledged as security up to 80%. The total amount of these investments in commercial paper (€13,556,000) have been classified as long-term assets in the balance sheet.

5.    Shareholders' Equity

        A summary of the activity in outstanding warrants and stock options is as follows:

	Number of underlying shares	Weighted average exercise price per share	Price range
		€	€
Balance at December 31, 2001	2,574,093	45.27	2.29–150.72
Granted	589,455	39.29	39.18– 42.46
Exercised	(193,333)	3.76	2.29– 26.68
Cancelled	(56,551)	53.46	4.57–139.52

Balance at September 30, 2002	2,913,664	46.65	2.29–150.72

        At September 30, 2002, 1,005,674 founders' warrants, stock options and warrants were exercisable at the average price of €47.27.

6.    Income taxes

        Income tax benefit at December 30, 2001 is due to research tax credits earned by the French parent company. For the nine-month period ended September 30, 2002, Wavecom has recorded an income tax expense of €11,819,000 reduced by the research tax credit earned by the French parent company of €2,501,000, based on the 2002 budgeted research and development expenses and reduced for the nine first months.

OPERATING AND FINANCIAL REVIEW

        The following discussion of our financial condition and results of operations should be read in conjunction with our annual and interim consolidated financial statements and the related notes, which are available on the Wavecom corporate website (Our website address is www.wavecom.com. The information on our website is not incorporated by reference into this document and should not be considered to be a part of this document. Our website address is included in this document as an inactive textual reference only). Our third quarter and nine months financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three- and nine-month periods ended September 30, 2002 compared to the three- and nine-month periods ended September 30, 2001

  Revenues

        Total revenues for the third quarter 2002 increased 91% to €171 million from €89.6 million during the same period 2001 and increased 26% from €136 million achieved in the second quarter of 2002. In the nine months ended September 30, 2002 total revenues increased 91% to €415.7 million from €217.3 million compared with the first nine months of 2001. Sales of WISMO modules accounted for 95.5% of total third quarter revenues, compared to 92.6% in the same period in 2001 while sales from services now represent less than 1% of sales.

        The increase in product revenues in the period was due principally to increased sales of WISMO modules for personal communications device applications, in particular, mobile telephones.

  Cost of revenues

        Cost of goods sold.    Cost of goods sold consists primarily of the cost of components and our manufacturers' charges. Our cost of goods sold increased from €70.1 million in the third quarter of 2001 to €115.9 million in the third quarter of 2002. In the first nine months of 2002, product cost of goods sold reached €291.5 million up from €173.6 million in the first nine months of 2001.

        Product gross margins in the third quarter remained strong, increasing to 32%, compared to 29.2% in the previous quarter, and compared to 21.2% in Q3 of 2001. Our gross profit on product sales in the nine months ended September 30, 2002 was €123.1 million (29.7% of product revenues) compared to €39.1 million (18.4% of product revenues) in the same period in 2001. The improvement in gross margin represents our continued improvement in manufacturing efficiencies and component price declines. At the same time, during the quarter, the ASP for WISMOs declined 9%, and was down approximately 27% from Q3 of 2001. Driven by Wavecom's aggressive pricing strategy, the decline in ASP was ahead of company expectations of a 15 to 20% decline on an annual basis.

        We now have theoretical production capacity of 4 million units per quarter. Elcoteq, our third contract supplier, at its factory located outside of Beijing China, is ramping up smoothly but we don't expect to see any impact on increased capacity in 2002. Total shipments for the third quarter totalled 2.9 million units, breaking our record of 2.1 million units set in the previous quarter. During the third quarter we announced shipment of our 10 millionth WISMO since production began.

        Cost of services.    Our cost of providing services increased from €1.2 million in the third quarter of 2001 to €1.4 million in 2002. Year-to-date cost of providing services was basically flat compared to the first nine months of 2001 at €3.3 million. We realized a gross profit from services of €1.7 million in the first nine months of 2001 compared to a loss on services of €2.2 million in 2002. The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

  Operating expenses

        Research and development.    We spent €14.9 million (8.7% of revenues) on research and development in the third quarter of 2002 compared to €9.2 million (10.2% of revenues) in the same period in 2001. For the first nine months of 2002, we spent €42.5 million (10.2% of revenues) on research and development compared to €22.5 million (10.3% of revenues) in the same period in 2001. This 89% year-to-date increase in our research and development spending reflects, in part, the development efforts related to new WISMO modules as we began to expand our product line and to improved software interfaces and development tools. Research and development expenses also reflect the significant resources being used to adapt our existing products for new digital wireless standards, including GPRS, CDMA and UMTS. The new WISMO Pac 3200 series went into mass production in the third quarter of 2002. We also announced the launch four more new products over the coming quarters: the WISMO PAC quad-band and three new versions of the WISMO Quik: the CDMA module and two dual-band modules.

        Sales and marketing.    Sales and marketing expenses in the third quarter 2002 totaled €5.1 million (3% of revenues) compared to €3.3 million (3.7% of revenues) for the same period in 2001. Sales and marketing expenses in the nine months ended September 30, 2002 totaled €14.2 million (3.4% of revenues) compared to €8.5 million (3.9% of revenues) in the same period in 2001. While sales and marketing expenses remained stable in the third quarter as compared to the second quarter this year, we expect to increase spending in this area as we implement a program to build the Wavecom brand and heighten the visibility of our products.

        General and administrative.    General and administrative expenses increased 76.1% from €3.8 million (4.2% of revenues) in the third quarter of 2001 to €6.6 million (3.9% of revenues) in 2002. For the first nine months of 2002, general and administrative expenses increased 76.5% from €9.8 million (4.5% of revenues) for the same period 2001 to €17.4 million (4.2% of revenues) in 2002. An increase in general and administrative expenses from the second to the third quarter of this year was due to accelerated depreciation of our existing office leasehold improvements in preparation for our move to new offices in 2003 where we will consolidate all of our Paris-based employees into one location.

        Headcount.    Our headcount grew to 825 at September 30, 2002 globally, up from 725 at the end of the previous quarter and 580 at the end of December, 2001. Our headcount figures include salaried employees as well as independent contractors and temporary personnel.

  Other income (expense)

        Interest income, net.    During the third quarter 2002, we had net interest income of €0.8 million, down slightly from the nearly €1.0 million during the same period 2001. We recorded net interest income of €2.0 million in the first nine months of 2002, compared to €3.0 million in the same period in 2001. The decrease in net interest income results from the approximate halving of interest rates from early 2001 to 2002, offset in part by the increased level of interest-bearing cash equivalents and short-term investments.

        Foreign exchange gain (loss).    For the third quarter 2002 we registered a net gain of approximately €1.0 million as compared to €1.2 million in the third quarter of 2001. For the nine-month period of 2002 we had a net foreign exchange loss of €7.1 million compared to a net foreign exchange gain of €0.3 million during the same period in the prior year. The net foreign exchange loss of the first nine months of 2002 is a result of the significant (€8.4 million) net loss in the second quarter. This foreign exchange loss stemmed from the rapid decline in the U.S. dollar compared to the euro during the second quarter 2002. Foreign exchange losses were incurred on cash balances and accounts receivable denominated in dollars, which were not completely offset by gains on accounts payable in dollars.

        Income tax expense (benefit).    Third quarter 2002 tax expenses amounted to €11.3 million as compared to a benefit of €0.2 million during the third quarter of 2001. Our €9.9 million net tax expense in the first nine months of 2002 (benefit of €0.7 million in the same period in 2001) represents tax expense for the first time, offset by research tax credits, as all tax loss carry forwards in France have now been fully utilized.

Liquidity and capital resources

        Cash flow.    We had positive cash flow from operating activities of €45.4 million in the nine-month period ended September 30, 2002 compared €12.6 million in the same period in 2001. We had working capital of €99.4 million at September 30, 2002, up from €90.0 million at December 31, 2001. As of September 30, 2002, Wavecom's cash, cash equivalents, and short-term investments increased significantly to €148 million as compared to €123 million in the previous quarter end, and €132 million at December 31, 2001.

        Debt and capital lease obligations.    At September 30, 2002, our debt and capital lease obligations (including the current portion), amounted to €0.5 million compared to debt and capital lease obligations of €0.9 million at the end of 2001.

        Inventories.    During the third quarter 2002, inventories increased significantly to €48 million at September 30, 2002 compared to €29.3 million at June 30, 2002. Some inventory build was planned due to a number of new product introductions and the addition of a new contract manufacturer. However, some of the increase in inventories was due to adjustments in customer forecasts and some rescheduling of deliveries. Inventories included both components, at our sub-contractors, representing about two-thirds of the total, and finished products representing roughly a third.

        Accounts receivables.    Accounts receivable decreased to €65.6 million at the end of the third quarter of 2002 from €88.1 million as of June 30, 2002 due to improved accounts receivable management in both our US and Asian subsidiaries. Tighter financial control measures, combined with the reinforcing of the financing teams at the subsidiaries helped to drive down DSOs at September 30, 2002 to 35 days compared to 58 days at June 30, and 40 at December 31, 2001.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.
January 02, 2003	By:	/s/ DEBORAH CHOATE
Deborah Choate Chief Financial Officer

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UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS and OPERATING AND FINANCIAL REVIEW For the nine months ended September 30, 2002
WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands, except per share data)
WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands, except per share data)
WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
WAVECOM S.A. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands of euro, except share data)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW
SIGNATURES